

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2025

Sean E. Quinn
Chief Financial Officer
Cimpress plc
First Floor Building 3
Finnabair Business and Technology Park A91 XR61
Dundalk, Co. Louth, Ireland

     Re: Cimpress plc
         Form 10-K for the Fiscal Year Ended June 30, 2024
         Filed August 9, 2024
         Form 8-K Furnished January 29, 2025
         File No. 001-39148

Dear Sean E. Quinn:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing